Kapitalwise, Inc.



ANNUAL REPORT

43 W23rd Street, New York, NY, 10010
www.kapitalwise.com

This annual report is dated April 27, 2022

Business

Kapitalwise's artificial intelligence (AI) platform was created to help banks hyper-personalized customer engagement. The platform seeks to detect and predict customer credit, financial, and life events. It then notifies bank relationship managers and provides recommendations to help customers achieve their financial goals. Kapitalwise has designed its platform to help relationship managers create more personalized relationships with clients that they can then use to upsell and cross-sell appropriate products and services. Banks can also make use of the Kapitalwise API platform to improve consumer engagement through automated marketing or extending the insights through digital channels such as the bank's mobile app or online banking portals. By making customer interactions more efficient, Kapitalwise believes it can help banking clients improve customer retention and reduce employee headcount.

Previous offerings

Between 2020 and 2021, we sold 94,409 in exchange for $1.47 per share under Regulation Crowdfunding.

Name: Common Stock
Type of security sold: Equity
Final amount sold: $19,000.00
Number of Securities Sold: 312,086
Use of proceeds: Product development and general working capital.

Date: September 12, 2018
Offering exemption relied upon: Section 4(a)(2)
Name: Common Stock
Type of security sold: Equity
Final amount sold: $20,000.00

Number of Securities Sold: 638,298
Use of proceeds: Product development and general working capital.
Date: April 24, 2017
Offering exemption relied upon: Section 4(a)(2)
Type of security sold: Convertible Note
Final amount sold: $25,000.00
Use of proceeds: Product development and general working capital.

Date: April 25, 2017
Offering exemption relied upon: Section 4(a)(2)
Type of security sold: SAFE
Final amount sold: $75,000.00
Use of proceeds: Product development and general working capital.
Date: December 01, 2018

Offering exemption relied upon: Section 4(a)(2)
Type of security sold: Convertible Note
Final amount sold: $37,850.00
Use of proceeds: Working capital.
Date: September 01, 2018
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $25,000.00
Use of proceeds: Product development and general working capital.
Date: July 01, 2017
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $60,000.00
Use of proceeds: Product development and general working capital.
Date: April 01, 2017
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Debt
Final amount sold: $101,210.00
Use of proceeds: Product development, Business Development, Marketing
Date: May 18, 2020
Offering exemption relied upon: Regulation CF

Type of security sold: Equity
Final amount sold: $264,786.00
Use of proceeds: Product development, Business Development, Marketing
Date: May 1, 2021
Offering exemption relied upon: Regulation CF

Type of security sold: Convertible Note
Final amount sold: $46,875.00
Use of proceeds: Product development and general working capital.
Date: May 1, 2021
Offering exemption relied upon: Section 4(a)(2)

Regulatory Information

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULT OF OPERATION

Operating Result – 2021 Compared to 2020

Revenue

Kapitalwise generated $44,089.00 in revenue in 2021, up by 1466% year-over-year. In 2020, Kapitalwise generated $3,00 in revenue for the year. In 2019, Kapitalwise generated $79,000 in revenue for the year.

Expenses

In 2020, Kapitalwise incurred $246,333 in operating expenses for the year, up by 101.18% year-over-year. In 2020, Kapitalwise incurred $208,416 in total operating expenses for the year, up by 102.04% from $276,123 in 2020. The company began to increase its compensation expense as it signed more pilot customers.

Operating expenses in 2021 were largely composed of compensation-related expenses as the company focused on building out its platform. Other expenses such as marketing and advertising and platform hosting remained relatively flat or declined year-over-year. Expenses in 2021 can be broken out as:

• Developer Compensation: 39.0%
• Management Compensation: 33.0%
• Professional Fees: 10.0%
• MArketing: 10.0%
• Other Expenses (e.g. marketing and platform hosting): 8.0%

Operating expenses in 2020 were largely composed of compensation related expenses as the company ramped up spending on developer related compensation and management compensation toward the end of 2020. Additionally, the company began to invest more heavily in marketing-related expenses toward the end of 2020. Expenses in 2020 can be broken out as follows:

• Developer Compensation: 22.0%
• Marketing and Events: 8.8%
• Management Compensation: 37.0%
• Professional Fees: 18.5%
• Other Expenses (e.g. travel and meals, and platform hosting): 13%

Historical results and cash flows:

Net Income
In 2021, Kapitalwise incurred a net loss of $202,244, up from a net loss of $205.148 in 2020. Quarterly net losses have been inconsistent due to revenue from pilot customers being generated in one-off payments, causing revenue to a spike in certain months. In general, the company has incurred a larger net loss in 2021 when compared to 2020 due to increased spending on items such as developer compensation, as the company looks to build out its platform and service pilot customers. In 2019, the company had a net loss of $197,123 for the year.

Cash Flow

In 2021, the company averaged a monthly burn rate of $16,800. Currently, the company has approximately eight months of runway left. With the proceeds from this raise, the company anticipates having approximately eight months of runway left if the minimum is raised, and eighteen months of runway left if the maximum is raised.

While nothing is guaranteed, for the year 2022, our projected net income is $816,500 and we are expecting a net loss of $248,075. For the year 2023, we project a net income of $2,969,750 and pre-tax revenue of $639,525. With that said, historical results and cash flows are not representative of what investors should expect in the future. Please refer to our risk factors regarding forward looking information.

On December 31, 2021, Kapitalwise has cash of $85111.00

Debt

Creditor: F/I Venture (Managed by Breega Capital)
Amount Owed: $27,000.00
Interest Rate: 5.0%
Maturity Date: November 25, 2023

KapitalWise, Inc. (the "Corporation") hereby acknowledges itself indebted and promises to pay F/I VENTURE (managed by Breega Capital) (the "Holder") the principal sum of US$27,000 (the "Principal Sum"), the whole pursuant to the terms and conditions set forth herein. The Principal Sum outstanding hereunder from time to time shall bear interest at an annual rate equal to 5%, compounded annually commencing on the date hereof. Such interest shall be payable by the Corporation to the Holder on an annual basis. The total Principal Sum hereof, together with all interest accrued thereon which has not previously been paid to the Holder (collectively the "Indebtedness") shall, if not earlier converted pursuant to the terms of this Convertible Promissory Note (this "Note"), be payable in full on November 25, 2023 (the "Maturity Date"). Upon repayment of the Indebtedness, or the conversion of this Note, the Holder will surrender its originally executed Note to the Corporation for cancellation. This Note shall become effective upon the Corporation's receipt of the Principal Sum.

Creditor: Vasu Mp
Amount Owed: $60,000.00
Interest Rate: 5.0%

On April 14, 2017 the company entered into Convertible Promissory Note Agreement with Vasu MP in the amount of $ 60,000, which bear interest rate of 5% per annum. All unpaid principal, together with any then unpaid and accrued interest and other amounts payable hereunder, shall be due and payable on the earlier of (i) one hundred and eighty (180) days after written demand for such payment has been made by a Majority in Interest of Investors or (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by a Majority in Interest of Investors or made automatically due and payable, in each case, in accordance with the terms hereof. The outstanding balance of this loan as of December 31, 2019 was $ 60,000 and accrued interest was $ 13,200.

Creditor: Rajithamol P Lakshmanan
Amount Owed: $25,000.00
Interest Rate: 8.0%

On July 20, 2017 the company entered into Convertible Promissory Note Agreement with Rajithamol P Lakshmanan, a company's board member in the amount of $ 25,000, which bear interest rate of 8% per annum. All unpaid principal, together with any then unpaid and accrued interest and other amounts payable hereunder, shall be due and payable on the earlier of (i) one hundred and eighty (180) days after written demand for such payment has been made by a Majority in Interest of Investors or (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by a Majority in Interest of Investors or made automatically due and payable, in each case, in accordance with the terms hereof. The outstanding balance of this loan as of December 31, 2019 was $ 25,000, and accrued interest was $ 5,000.

Creditor: Holt Accelerator, LP
Amount Owed: $37,850.00
Interest Rate: 6.0%

On September 30, 2018 the company entered into Convertible Promissory Note Agreement with Holt Accelerator, LP in the amount of $ 37,850, which bear interest rate of 6% per annum. The total Principal Sum hereof, together with all interest accrued thereon which has not previously been paid to the Holder (collectively the "Indebtedness") shall, if not earlier converted pursuant to the terms of this Convertible Promissory Note (this "Note"), be payable in full on September 30th, 2020 (the "Maturity Date"). The outstanding balance of this loan as of December 31, 2019 was $ 37,850, and accrued interest was $ 3,030.

Creditor: Independent Community Bankers of America
Amount Owed: $75,000.00
Interest Rate: 0.0%

On December 27, 2018 the company entered into SAFE agreement with Independent Community Bankers of America, a Minnesota corporation ("ICBA") in the amount of $ 75,000 and bears no interest. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to ICBA a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. Additionally, this instrument will expire and terminate by paying cash equal to Purchase amount. The outstanding balance of this loan as of December 31, 2019 was $ 75,000.

Creditor: Baljit Sigh
Amount Owed: $20,000.00
Interest Rate: 5.0%
KapitalWise, Inc. (the "Corporation") hereby acknowledges itself indebted and promises to pay Baljit Sigh(the "Holder") the principal sum of US$20,000 (the "Principal Sum"), the whole pursuant to the terms and conditions set forth herein. The Principal Sum outstanding hereunder from time to time shall bear interest at an annual rate equal to 5%, compounded annually commencing on the date hereof. Such interest shall be payable by the Corporation to the Holder on an annual basis. The total Principal Sum hereof, together with all interest accrued thereon which has not previously been paid to the Holder (collectively the "Indebtedness") shall, if not earlier converted pursuant to the terms of this Convertible Promissory Note (this "Note"), be payable in full on November 25, 2023 (the "Maturity Date"). Upon repayment of the Indebtedness, or the conversion of this Note, the Holder will surrender its originally executed Note to the Corporation for cancellation. This Note shall become effective upon the Corporation's receipt of the Principal Sum.

Directors and Officers

Name: Sajil Koroth

Sajil Koroth's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer, Chief Technology Officer

Dates of Service: April 01, 2017 - Present

Responsibilities: Responsible for day-to-day operations, leading product and technology development, growth strategy, and product development. Sajil takes a salary compensation of $40,000.00/Year and equity compensation of total of 6,600,000 common stock.

Name: Paul Stamoulis

Paul Stamoulis's current primary role is with Clarim Holding. Paul Stamoulis currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: President & Chairman of the Board of Directors

Dates of Service: August 01, 2017 - Present

Responsibilities: Provides guidance on corporate functions and business strategy. Paul doesn't take any salary for this role. His equity compensation of 233,256 common stocks and 100,00 options.

Other business experience in the past three years:

Employer: Clarim Holding

Title: Managing Director

Dates of Service: July 01, 2017 - Present

Responsibilities: Manages a private holding company that brings together an ecosystem of companies across various targeted sets of verticals including media, communications, and talent.

Name: Rajithamol P Lakshmanan

Rajithamol P Lakshmanan's current primary role is with Mediaocean LLC . Rajithamol P Lakshmanan currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Member of the Board of Directors

Dates of Service: May 01, 2017 - Present

Responsibilities: Provide strategic advice and guidance on company growth and operations. Rajitha doesn't take any compensation for this role.

Other business experience in the past three years:

Employer: Mediaocean LLC

Title: Director of Development

Dates of Service: March 01, 2019 - Present

Responsibilities: Develop business efforts for global platforms.

Principal Securities Holders

Title of class: Common Stock

Stockholder Name: Sajil Koroth

Amount and nature of Beneficial ownership: 6,600,000

Percent of class: 62.58

Related Party Transactions

Name of Entity: Rajithamol Lakshmanan

Relationship to Company: Director

Nature / amount of interest in the transaction: Investment in the Company, $25,000.00. Benefits or compensation received by Company- General working capital

Material Terms: On July 20, 2017 the company entered into Convertible Promissory Note Agreement with Rajithamol P Lakshmanan a company's board member the amount of $ 25,000, which bear interest rate of 8% per annum. All unpaid principal, together with any then unpaid and accrued interest and other amounts payable hereunder, shall be due and payable on the earlier of (i) one hundred and eighty (180) days after written demand for such payment has been made by a Majority in Interest of Investors or (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by a Majority in Interest of Investors or made automatically due and payable, in each case, in accordance with the terms hereof. The outstanding balance of this loan as of December 31, 2019 was $ 25,000, and accrued interest was $ 5,000.

Our Company Securities

Common Stock

The amount of security authorized is 10,638,298 with a total of 10,196,230 outstanding.

Voting Rights

1 vote per share. Please see voting rights of securities sold in this offering detailed below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Anti-Dilution Rights

An early accelerator program investment includes an anti-dilution provision that grants the investor additional stock as needed to maintain 6% equity ownership.

Options

The total amount outstanding includes 1,500,000 of shares to be issued pursant to stock options. 1,025,845 shares have been issued while 474,155 are reserved but unissued.

SAFE (Simple Agreement for Future Equity)

The security will convert into The safe will automatically convert into the greater of (1) the number of shares of safe preferred stock equal to the purchase amount divided by the lessor of the discount price; or (2) the number of shares of safe preferred stock equal to the purchase amount divided by the conversion price. and the terms of the SAFE (Simple Agreement for Future Equity) are outlined below:

Amount outstanding: $75,000.00

Interest Rate: %

Discount Rate: %

Valuation Cap: $7,500,000.00

Conversion Trigger: Equity Financing

Material Rights

In the event of an Equity Financing as set forth in the applicable SAFE, the SAFE will automatically convert into the greater of (1) the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the lessor of the Discount Price; or (2) the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. Accordingly, percentage cannot be determined until conversion rate is known.

Rajithamol Convertible Note

The security will convert into Common stock and the terms of the Rajithamol Convertible Note are outlined below:

Amount outstanding: $25,000.00

Maturity Date: July 30, 2019

Interest Rate: 8.0%

Discount Rate: %

Valuation Cap: $3,500,000.00

Conversion Trigger: Maturity Date and/or Written Notice

Material Rights

Conversion is 180 days after written notice that cannot take place before the trigger date (maturity date). If no notice has been written, not in default.

Micro Venture Crowd Note

The security will convert into Upon the occurrence of a qualified equity financing the crowd note will convert into conversion shares pursuant to the following :if the investor is not a major investor, the crowd note will convert into conversion shares upon the earlier of (i) the company's election or (ii) a corporate transaction. if the investor is a major investor, the company will convert the crowd note into conversion shares prior to the closing of the qualified equity financing. and the terms of the Micro Venture Crowd Note are outlined below:

Amount outstanding: $101,210.00

Interest Rate: %

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: "Qualified Equity Financing" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

Material Rights

Per the agreement, the company promises to pay each investor (the "Investor") who is recorded in MicroVenture Marketplace Inc., (the "Platform") records as having subscribed to this security (the "Crowd Note") the principal sum of his/her subscription (the "Purchase Price") unless converted into equity securities.

"Corporate Transaction Payment" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

Holt Notes

The security will convert into Common stock and the terms of the Holt Notes are outlined below:

Amount outstanding: $37,850.00

Maturity Date: September 30, 2020

Interest Rate: 6.0%

Discount Rate: %

Valuation Cap: $6,000,000.00

Conversion Trigger: Qualified financing above 500K

Material Rights

At any time prior to the Maturity Date, and only until the closing of a Qualified Financing, as set forth within this Note, the Holder shall have the right to convert this Note into shares of common stock of the Company. The number of shares issued shall be equal to the Indebtedness divided by the 33 price per share assuming a $6,000,000 premoney equity valuation and calculated on a fully-diluted basis

Vasu MP - Convertible Notes

The security will convert into Common stock and the terms of the Vasu MP - Convertible Notes are outlined below:

Amount outstanding: $60,000.00

Maturity Date: April 14, 2019

Interest Rate: 5.0%

Discount Rate: %

Valuation Cap: $3,500,000.00

Conversion Trigger: Maturity Date and/or Written Notice

Material Rights

Note states conversion is 180 days after written notice that cannot take place before the trigger date (maturity date). If no notice has been written, not in default.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on 27th April 27, 2022

Kapitalwise Inc.

By *Sajil Koroth*

Name: Sajil Koroth

Title: Chief Executive Officer

Exhibit A

Financial Statements

Kapitalwise 2020 Financial Statements

KapitalWise, Inc.
Balance Sheet
Year Ending December 31, 2020

	Dec 31, 2020
Cash	127,818
Stock Money Receivable - Deposit Hold	6,760
Accounts Receivable	10,560
Total Assets	**145,138**
Accounts Payable	2,400
Convertible debt Instruments	346,060
Interest Accrued on Convertible debt	33,678
Total Liabilities	382,138
Common Stock	88
Additional Paid In Capital (APIC)	343,792
Retained Earnings	(580,880)
Total Liabilities + Equity	**145,138**

KapitalWise, Inc.
Statement of Profit & Loss
Year Ending December 31, 2020

	2020 Total
Contract Revenue	-
Other Income	3,000
Total Income	3,000
Management Comp	76,804
Interest Expenses/Accrued	12,448
Bank Fees	271
Developer Comp	45,395
Professional Fees	38,695
Travel & Meals	930
Rent	2,600
Rates & Taxes	2,256
Marketing & Events	18,491
Hosting & Software	8,799
Miscellaneous	1,729
Total Expenses	**208,418**
Less: Tax	-
Net Income after Tax	**(205,418)**

KapitalWise, Inc.
Statement of Cash Flows
Year Ending December 31, 2020

	2020 Total
OPERATING ACTIVITIES	
Net Income	(205,418)
Adjustments to reconcile Net Income to	
Net Cash provided by operations:	
Interest Expenses/Accrued	12,448
Accounts Receivable	46,440
Accounts Payable	(3,000)
Total Adjustments to reconcile Net	
Income to Net Cash provided by operations:	**55,888**
Net cash provided by operating activities	**(149,530)**
FINANCING ACTIVITIES	
Issue of Convertible Debt Instruments	148,210
Other Additional Capital	119,245
Net cash provided by financing activities	**267,455**
NET CASH INCREASE FOR PERIOD	117,925
CASH AS AT JANUARY 1, 2020	9,893
CASH AT END OF PERIOD	127,818

KapitalWise, Inc.
Changes in Member's Equity
Year Ending December 31, 2020

	Common stock		Additional Paid in Capital (in $)	Retained Earnings (In $)	Total Stockholders Equity (In $)
	Number	$ Amount			
Beginning Balance at 01/01/2020	8,696,230	87	217,788	(375,462)	(157,587)
Issuance of Stock	96,896	1	126,004	-	126,005
Net Income	-	-	-	(205,418)	(205,418)
Balance as of December 31st 2020	**8,793,126**	**88**	**343,792**	**(580,880)**	**(237,000)**

Common Stock of 0.00001$ each

KapitalWise, Inc.
Statement of Profit & Loss
Year Ending December 31, 2020

	Jan-20	Feb-20	Mar-20	Apr-20	May-20	Jun-20	Jul-20	Aug-20	Sep-20	Oct-20	Nov-20	Dec-20	2020 Total
Contract Revenue	-	-	-	-	-	-	-	-	-	-	-	-	-
Other Income	-	-	-	-	3,000	-	-	-	-	-	-	-	3,000
Total Income	-	-	-	-	3,000	-	-	-	-	-	-	-	3,000
Management Comp	-	4,000	6,450	5,060	3,369	8,625	8,500	9,000	17,250	2,250	6,000	6,300	76,804
Interest Paid	1,014	1,014	1,014	1,014	1,014	1,014	1,014	1,014	1,014	1,014	1,097	1,210	12,448
Bank Fees	19	-	4	-	15	11	29	42	55	28	68	-	271
Developer Comp	5,873	4,451	3,221	3,095	-	6,513	2,968	3,242	3,761	4,738	3,761	3,772	45,395
Professional Fees	-	-	1,130	206	1,082	6,473	2,131	540	19,845	3,868	129	3,291	38,695
Travel & Meals	310	310	310	-	-	-	-	-	-	-	-	-	930
Rent	-	1,300	1,300	-	-	-	-	-	-	-	-	-	2,600
Rates & Taxes	-	-	-	-	-	-	2,256	-	-	-	-	-	2,256
Marketing & Events	-	-	200	634	1,367	150	-	5,148	3,669	2,182	2,207	2,934	18,491
Hosting & Software	2,102	452	519	449	448	628	531	355	1,086	1,132	581	516	8,799
Miscellaneous	204	400	300	17	-	-	100	151	-	200	-	357	1,729
Total Expenses	**9,522**	**11,927**	**14,448**	**10,475**	**7,280**	**23,418**	**17,511**	**19,479**	**46,667**	**15,439**	**13,803**	**18,448**	**208,418**
Net Income	**(9,522)**	**(11,927)**	**(14,448)**	**(10,475)**	**(4,280)**	**(23,418)**	**(17,511)**	**(19,479)**	**(46,667)**	**(15,439)**	**(13,803)**	**(18,448)**	**(205,418)**
Less:													
Tax	-	-	-	-	-	-	-	-	-	-	-	-	-
Net Income after Tax													**(205,418)**

Kapitalwise 2021 Financial Statements

KapitalWise, Inc.
Balance Sheet
Year Ending December 31, 2021

	Dec 31, 2021
Cash	85,111
Accounts Receivable	10,560
Total Assets	**95,671**
Convertible debt Instruments	348,460
Interest Accrued on Convertible debt	47,674
Total Liabilities	396,134
Common Stock	89
Additional Paid In Capital (APIC)	482,572
Retained Earnings	(783,124)
Total Liabilities + Equity	**95,671**

KapitalWise, Inc.
Statement of Profit & Loss
Year Ending December 31, 2021

	2021 Total
Contract Revenue	44,089
Total Income	44,089
Management Comp	81,130
Interest Expenses/Accrued	13,996
Discount	2,000
Bank Fees	368
Developer Comp	97,093
Professional Fees	23,011
Marketing & Events	22,620
Hosting & Software	4,600
Miscellaneous	1,515
Total Expenses	**246,333**
Less: Tax	-
Net Income after Tax	**(202,244)**

KapitalWise, Inc.
Statement of Cash Flows
Year Ending December 31, 2021

	2021 Total
OPERATING ACTIVITIES	
Net Income	(202,244)
Adjustments to reconcile Net Income to	
Net Cash provided by operations:	
Interest Expenses/Accrued	13,996
Total Adjustments to reconcile Net	
Income to Net Cash provided by operations:	**13,996**
Net cash provided by operating activities	**(188,248)**
FINANCING ACTIVITIES	
Stock Money Receivable - Deposit Hold	6,760
Other Additional Capital	138,781
Net cash provided by financing activities	**145,541**
NET CASH INCREASE FOR PERIOD	(42,707)
CASH AS AT JANUARY 1, 2021	127,818
CASH AT END OF PERIOD	85,111

KapitalWise, Inc.
Changes in Member's Equity
Year Ending December 31, 2021

	Common stock		Additional Paid in Capital (in $)	Retained Earnings (in $)	Total Stockholders Equity (in $)
	Number	$ Amount			
Beginning Balance at 01/01/2021	8,793,126	88	343,792	(580,880)	(237,000)
Issuance of Stock	94,409	1	138,780	-	138,781
Net Income	-	-	-	(202,244)	(202,244)
Balance as of December 31st 2021	**8,887,535**	**89**	**482,572**	**(783,124)**	**(300,463)**

Common Stock of 0.00001$ each

KapitalWise, Inc.
Statement of Profit & Loss
Year Ending December 31, 2021

	Jan-21	Feb-21	Mar-21	Apr-21	May-21	Jun-21	Jul-21	Aug-21
Contract Revenue	-	-	-	-	-	6,000	6,000	6,000
Total Income	-	-	-	-	-	6,000	6,000	6,000
Management Comp	6,000	7,000	7,000	6,000	6,000	12,130	6,000	6,000
Interest Paid	1,167	1,167	1,167	1,167	1,166	1,166	1,166	1,166
Discount	-	-	-	-	-	-	-	-
Bank Fees	29	25	44	10	25	39	26	26
Developer Comp	5,954	7,761	7,816	6,696	7,445	4,182	6,534	11,195
Professional Fees	4,663	5,791	2,877	-	1,896	665	-	-
Marketing & Events	1,824	2,362	1,189	287	3,355	1,133	2,172	1,052
Hosting & Software	733	1,443	940	428	397	286	352	21
Miscellaneous	300	-	-	-	100	100	11	171
Total Expenses	20,670	25,549	21,033	14,588	20,384	19,701	16,261	19,631
Net Income	(20,670)	(25,549)	(21,033)	(14,588)	(20,384)	(13,701)	(10,261)	(13,631)
Less:								
Tax	-	-	-	-	-	-	-	-
Net Income after Tax								

Sep-21	Oct-21	Nov-21	Dec-21	2021 Total
6,000	6,000	6,750	7,339	44,089
6,000	6,000	6,750	7,339	44,089
6,000	6,000	7,000	6,000	81,130
1,166	1,166	1,166	1,166	13,996
-	-	750	1,250	2,000
26	32	44	42	368
8,332	-	17,407	13,771	97,093
5,824	-	1,295	-	23,011
3,007	1,173	2,299	2,767	22,620
-	-	-	-	4,600
100	200	264	269	1,515
24,455	8,571	30,225	25,265	246,333
(18,455)	(2,571)	(23,475)	(17,926)	(202,244)
-	-	-	-	-
				(202,244)

(1) Equity	Date Of Investment	Investment	Type of Convertible Instrument
PBTS Holdings II LLC	May-17	20,000.00	Equity
HOLT L.P	Sep-18	171,000.00	Equity
BREEGA	Jan-19	26,875.00	Equity
StartEngine Equity	2020	126,005.00	Equity
StartEngine Equity	2021	138,781.00	Equity
Total Equity		482,661.00	

(2) Convertible Instruments	Date Of Investment	Investment	Type of Convertible Instrument
Vasu MP	Apr-17	60,000.00	Convertible note
Int Accrued Y 2017		3,600.00	
Int Accrued Y 2018		4,800.00	
Int Accrued Y 2019		4,800.00	
Int Accrued Y 2020		6,918.00	
Int Accrued Y 2021		6,409.00	
Rajitha Lakshmanan	Jul-17	25,000.00	Convertible note
Int Accrued Y 2017		1,000.00	
Int Accrued Y 2018		2,000.00	
Int Accrued Y 2019		2,000.00	
Int Accrued Y 2020		2,752.00	
Int Accrued Y 2021		2,620.00	
HOLT L.P	Sep-18	37,850.00	Convertible note
Int Accrued Y 2018		758.00	
Int Accrued Y 2019		2,272.00	
Int Accrued Y 2020		2,499.00	
Int Accrued Y 2021		2,603.00	
Breega	Dec-20	27,000.00	Convertible note
Int Accrued Y 2020		113.00	
Int Accrued Y 2021		1,356.00	
Baljith Singh	Nov-20	20,000.00	
Int Accrued Y 2020		166.00	
Int Accrued Y 2021		1,008.00	
MicroVentures	Jun-20	101,210.00	Safe Note
ICBA	Jan-19	75,000.00	Safe Note
Breega	Jul-17	25,000.00	Convertible note
Int Accrued Y 2017		625.00	
Int Accrued Y 2018		1,250.00	
Less: Converted to Equity			
Breega		(26,875.00)	
Lawyer - Professional Charges	Dec-21	2,400.00	Safe Note
Total Convertible Note		**396,134.00**	
Convertible Note		348,460.00	Principal
Convertible Note		47,674.00	Interest
Total		396,134.00	

I, Sajil Koroth, the CEO of Kapitalwise Inc. hereby certify that the financial statements of Kapitalwise Inc. and notes thereto for the periods ending December 31, 2020 and December 31, 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2021 the amounts reported on our tax returns were total income of $44089.00; taxable income of $0.00 and total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 04/24/2022.

Sajil Koroth
CEO

04/24/2022